File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2006 FEB -2 P 12:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 January 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

SUPPL

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

06010617

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released on 12 January 2006.

Yours faithfully

PROCESSED

FEB 06 2006

THOMSON FINANCIAL

Gemma Knowles
Company Secretarial Assistant

Encl.

Severn Trent Plc (the "Company") has been informed that, on 9 January 2006, a grant of share options was made to the following Director and Persons Discharging Managerial Responsibilities ("PDMR") under the Company's approved Sharesave Scheme. The savings contracts will commence on 1 May 2006 and the share option price is £8.23.

Name	Status	No. of Options
A P Wray	Director	1,136
A P Smith	PDMR	1,136
J Van den Arend Schmidt	PDMR	1,136

This notification is provided in accordance with DR3.1.4R(1).

www.severntrent.com